UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

                                                      Paula Financial
(Name of Issuer)

                                                   Common Stock
(Title of Class of Securities)

                                                      703588103
(CUSIP Number)

Philo Smith, 695 East Main Street
                            Stamford, Connecticut 06901     (203) 348-7365
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

                                                        May 1, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
Page 1 of 14 Pages

CUSIP No. 703588103 Page 2 of 14 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Philo Smith

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	..........................................................................................................................................
	(b)	X

3.	SEC Use Only ...........................................................................................................................

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) .................

6.	Citizenship or Place of Organization - United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power - None

	8.	Shared Voting Power - 586,800

	9.	Sole Dispositive Power - None

	10.	Shared Dispositive Power - 586,800

11.	Aggregate Amount Beneficially Owned by Each Reporting Person - 876,800

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ...........

13.	Percent of Class Represented by Amount in Row (11) - 14.4%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 703588103 Page 3 of 14 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Philo Smith & Co., Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	..........................................................................................................................................
	(b)	X

3.	SEC Use Only ...........................................................................................................................

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) .................

6.	Citizenship or Place of Organization - Connecticut

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power - None

	8.	Shared Voting Power - 500,000

	9.	Sole Dispositive Power - None

	10.	Shared Dispositive Power - 500,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person - 500,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ...........

13.	Percent of Class Represented by Amount in Row (11) - 8.2%

14.	Type of Reporting Person (See Instructions) - CO

CUSIP No. 703588103 Page 4 of 14 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
PSCO Partners Limited Partnership - 06-0921598

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	..........................................................................................................................................
	(b)	X

3.	SEC Use Only ...........................................................................................................................

4.	Source of Funds (See Instructions) - WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) .................

6.	Citizenship or Place of Organization - Connecticut

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power - None

	8.	Shared Voting Power - 500,000

	9.	Sole Dispositive Power - None

	10.	Shared Dispositive Power - 500,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person - 500,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ...........

13.	Percent of Class Represented by Amount in Row (11) - 8.2%

14.	Type of Reporting Person (See Instructions) - PN

CUSIP No. 703588103 Page 5 of 14 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
PSCO Partners Limited Partnership Two

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	..........................................................................................................................................
	(b)	X

3.	SEC Use Only ...........................................................................................................................

4.	Source of Funds (See Instructions) - WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) .................

6.	Citizenship or Place of Organization - Connecticut

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power - 290,000

	8.	Shared Voting Power - None

	9.	Sole Dispositive Power - 290,000

	10.	Shared Dispositive Power - None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person - 290,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ...........

13.	Percent of Class Represented by Amount in Row (11) - 4.8%

14.	Type of Reporting Person (See Instructions) - PN

CUSIP No. 703588103 Page 6 of 14 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
PSCO Fund Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	..........................................................................................................................................
	(b)	X

3.	SEC Use Only ...........................................................................................................................

4.	Source of Funds (See Instructions) - WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) .................

6.	Citizenship or Place of Organization - Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power - None

	8.	Shared Voting Power - 86,800

	9.	Sole Dispositive Power - None

	10.	Shared Dispositive Power - 86,800

11.	Aggregate Amount Beneficially Owned by Each Reporting Person - 86,800

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ...........

13.	Percent of Class Represented by Amount in Row (11) - 1.4%

14.	Type of Reporting Person (See Instructions) - IV

CUSIP No. 703588103 Page 7 of 14 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Philo Smith Capital Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	..........................................................................................................................................
	(b)	X

3.	SEC Use Only ...........................................................................................................................

4.	Source of Funds (See Instructions) - AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) .................

6.	Citizenship or Place of Organization - Connecticut

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power - 290,000

	8.	Shared Voting Power - 86,800

	9.	Sole Dispositive Power - 290,000

	10.	Shared Dispositive Power - 86,800

11.	Aggregate Amount Beneficially Owned by Each Reporting Person - 376,800

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ...........

13.	Percent of Class Represented by Amount in Row (11) - 6.2%

14.	Type of Reporting Person (See Instructions) - CO

 Item 1.           Security and Issuer.

This Schedule 13D is filed with respect to the common stock of Paula Financial ("Paula Financial"), 300 North Lake Avenue, Suite 300, Pasadena, California 91101.

Item 2.      Identity and Background.

This Schedule 13D is filed by Philo Smith, Philo Smith & Co., Inc., PSCO Partners Limited Partnership, PSCO Partners Limited Partnership Two, PSCO Fund Limited and Philo Smith Capital Corporation.

PSCO Partners Limited Partnership ("PSCO Partners") is a Connecticut limited partnership located at Financial Centre, 695 East Main Street, Stamford, Connecticut 06901. It is an investment partnership. Its General Partners are Philo Smith, an individual, and Philo Smith & Co., Inc., a Connecticut corporation (the "Company"), both located at Financial Centre, 695 East Main Street, Stamford, Connecticut 06901. The principal occupation of Philo Smith is to provide financial advisory services. The principal business of the Company is to engage in corporate finance activities, to act as General Partner of PSCO Partners, and to publish a monthly journal concerning the insurance industry.

The directors of the Company are Philo Smith, James E. Inglis, Financial Centre, 695 East Main Street, Stamford, Connecticut 06901, whose principal occupation is acting as Vice President, Treasurer and Secretary of the Company, James A. Amen, Financial Centre, 695 East Main Street, Stamford, Connecticut 06901, whose principal occupation is acting as Vice President of the Company, and George M. Whitmore, Jr., 4 Cedarwood Drive, Greenwich, Connecticut 06830, a self-employed management consultant. The officers are Philo Smith, President, James E. Inglis, Vice President, Treasurer and Secretary, and James A. Amen, Vice President.

PSCO Partners Limited Partnership Two ("PSCO Partners Two") is a Connecticut limited partnership located at Financial Centre, 695 East Main Street, Stamford, Connecticut 06901. It is an investment partnership. Its General Partner is Philo Smith Capital Corporation, a Connecticut corporation ("Capital"), located at 695 East Main Street, Stamford, Connecticut 06901. The principal business of Capital is investment management and corporate finance. Capital's directors are Philo Smith, James B. Inglis, James A. Amen, and George M. Whitmore, Jr. The officers of Capital are Philo Smith, President, James E. Inglis, Vice President, Treasurer and Secretary, and James A. Amen, Vice President.

PSCO Fund Limited is an open-end investment company incorporated in Bermuda and located at 6 Front Street, Hamilton 11, Bermuda. The principal business of PSCO Fund Limited is investment management. The directors of PSCO Fund Limited are Philo Smith, Dr. Ernst Baumgartner, employed by DUNA INVEST, 1010 Wien, Salztorgasse 512, Austria, Frank N.C. Lochan, Senior Vice President, Trilon Financial Corporation, BCE Place, 181 Bay Street. P.O. Box 171, Suite 4420, Toronto, Ontario, Canada, M5J 2T3, John C.R. Collis, partner, Conyers, Dill & Pearman, Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda, and David T. Smith, Senior Manager, Corporate Trust, The Bank of Bermuda Limited, Bank of Bermuda Building, 6 Front Street, Hamilton HM 11, Bermuda. The officers of PSCO Fund Limited are Frank N.C. Lochan, Chairman and President and David T. Smith, Vice President and Secretary. The investment advisor for PSCO Fund Limited is Capital.

None of the reporting persons nor any of the other persons identified in this item has been convicted, during the past five years, in a criminal proceeding (excluding traffic violations or similar misdemeanors). None, during the past five years, has been a party to a civil proceeding resulting in a judgment, decree or final order relating to securities laws, Each natural person identified above is a U.S. citizen except for Frank N.C. Lochan, a Canadian citizen. Dr. Ernst Baumgartner, an Austrian citizen, John C.R. Collis and David T. Smith, both of whom are British citizens.

Item 3.     Source and Amount of Funds or Other Consideration.

The amount of funds expended for the shares of common stock of Paula Financial held by PSCO Partners was approximately $3,835,741 (including commissions). PSCO Partners used cash available to it for such purchases, and no borrowed funds were involved.

The amount of funds expended for the shares of common stock of Paula Financial held by PSCO Partners Two was approximately $2,516,085 (including commissions). PSCO Partners Two used cash available to it for such purchases, and no borrowed funds were involved.

The amount of funds expended for the shares of common stock of Paula Financial held by PSCO Fund Limited was approximately $602,630 (including commissions). PSCO Fund Limited used cash available to it for such purchases, and no borrowed funds were involved.

Item 4.           Purpose of Transaction.

The purpose of the purchases by the reporting persons has been to acquire shares for investment. Philo Smith, the Company, PSCO Partners, PSCO Partners Two, PSCO Fund Limited, PSCO Financial and Capital may purchase additional shares of Paula Financial, from time to time, depending upon price, market conditions, availability of funds, evaluation of alternative investments and other factors. Although none of these persons has a present intention to sell the shares anticipated to be acquired, one or all of them might determine to sell some or all of such shares based upon need for funds, price, and similar factors.

Item 5.       Interest in Securities of the Issuer.

PSCO Partners own 500,000 shares of Paula Financial common stock, or approximately 8.2% of the outstanding shares of that class. PSCO Partners Two owns 290,000 shares of Paula Financial common stock, or approximately 4.8% of the outstanding shares of that class. PSCO Fund Limited owns 86,800 shares of Paula Financial common stock, or approximately 1.4% of the outstanding shares of that class.

Philo Smith and the Company share voting and investment power with respect to shares held by PSCO Partners.

Capital has sole voting and investment power with respect to shares held by PSCO Partners Two. Philo Smith and Capital share voting and investment power with respect to shares held by PSCO Fund Limited.

With respect to shares held by PSCO Partners, PSCO Partners Two and PSCO Fund Limited, no person other than the holder has the right or power to receive dividends from, or proceeds from the sale of, shares of Paula Financial.

By virtue of the investment and voting arrangement described above, Philo Smith and the Company beneficially own 500,000 shares of the common stock of Paula Financial, or approximately 8.2% of the outstanding, held by PSCO Partners, Capital beneficially owns 290,000 shares of the common stock of Paula Financial, or approximately 4.8% of the outstanding, held by PSCO Partners Two, and Philo Smith and Capital beneficially own 86,800 shares of the common stock of Paula Financial, or approximately 1.4% of the outstanding, held by PSCO Fund Limited.

In the past sixty days, PSCO Fund Limited has not effected any transactions in the common stock of Paula Financial.

In the past sixty days, PSCO Partners has effected the following transactions in the common stock of Paula Financial, each a purchase through a normal brokerage transaction in the over-the-counter market:

Trade Date	Number of Shares	Price
5/01/02	2,300	$0.529
5/02/02	7,600	$0.637
5/03/02	1,600	$0.638
5/06/02	5,000	$0.730
6/27/02	10,000	$0.920
6/28/02	1,000	$1.000

In the past sixty days, PSCO Partners Two has effected the following transactions in the common stock of Paula Financial, each a purchase through a normal brokerage transaction in the over-the-counter market:

Trade Date	Number of Shares	Price
6/28/02	5,500	$0.900
7/01/02	4,500	$0.900
7/03/02	10,000	$0.918

Each filing party disclaims membership with any other filing party in a "group", as that term is used in Section 13 (d) (3) of the Securities Exchange Act of 1934 and the rules promulgated thereunder. PSCO Partners owns its shares of Paula Financial separately from PSCO Partners Two and PSCO Fund Limited, and PSCO Partners Two and PSCO Fund Limited own their respective shares of Paula Financial separately from each other. Although they have a common investment advisor, from whom each takes its name, and common investment goals, PSCO Partners, PSCO Partners Two, and PSCO Fund Limited have no agreement or understanding for concerted action in acquiring , holding or disposing of shares of the common stock of Paula Financial.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Apart from the agreements and relationships described above in this Schedule and the agreements between (a) the Company and PSCO Partners Two, PSCO Fund Limited and Capital, nor between those parties collectively and any other person, with respect to the common stock of Paula Financial.

Item 7.      Material to be Filed as Exhibits.

Exhibit A:    Consent to joint filing.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 8th day of July, 2002

/s/ Philo Smith
     Philo Smith

Philo Smith & CO., INC.

By: /s/ Philo Smith
      Philo Smith, President

PSCO PARTNERS LIMITED PARTNERSHIP

By: /s/ Philo Smith
      Philo Smith, General Partner

PSCO PARTNERS LIMITED PARTNERSHIP TWO

By: /s/ Philo Smith
      Philo Smith, President of
      Philo Smith Capital
           Corporation, General Partner

PSCO FUND LIMITED

By: /s/ Philo Smith
      Philo Smith, General Manager

PHILO SMITH CAPITAL CORPORATION

By: /s/ Philo Smith
      Philo Smith, President

Exhibit A
CONSENT TO JOINT FILING

        The undersigned agree and confirm that the Schedule 13D with respect to the common stock of Paula Financial to which this consent is attached as an exhibit is, and subsequent amendments thereof will be, filed on behalf of each of the undersigned.

Dated this 8th day of July, 2002.

/s/ Philo Smith
Philo Smith

Philo Smith & CO., INC.

By: /s/ Philo Smith
     Philo Smith, President

PSCO PARTNERS LIMITED PARTNERSHIP

By: /s/ Philo Smith
      Philo Smith, General Partner

PSCO PARTNERS LIMITED PARTNERSHIP TWO

By: /s/ Philo Smith
      Philo Smith, President of
      Philo Smith Capital
           Corporation, General Partner

PSCO FUND LIMITED

By: /s/ Philo Smith
      Philo Smith, General Manager

PHILO SMITH CAPITAL CORPORATION

By: /s/ Philo Smith
      Philo Smith, President